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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File No. 0-11063                             CUSIP No.  None

NOTIFICATION OF LATE FILING

               [ ] Form 10-K and 10 KSB      [ ] Form 11-K
               [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For the Period Ended June 30, 1998

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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PART I.  Registration Information

Winthrop California Investors Limited Partnership
          (Full Name of Registrant)

5 Cambridge Center, Cambridge, Massachusetts                 02142
   (Address of Principal Executive Office)                 (Zip Code)

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PART II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without reasonable effort or expense;

[ ] (b) The subject annual report will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III. Narrative

         An entity in which the registrant has an investment was unable to complete its audited financial statements timely. In addition, as a result of the operating partnership's reorganization in bankruptcy, the operating partnership no longer controls the books and records of the underlying assets. In this regard and as a result of the bankruptcy, it became apparent that it would be in the Registrant's best interest to replace its independent auditors' with the auditors' who perform the audit of the underlying assets. Furthermore, the entity in control of the books and records of the development partnership has refused the registrant's attempts to obtain the information with respect to the underlying assets. Accordingly, the registrant was unable to obtain all necessary information to prepare the annual report prior to its due date and, as a result, its Quarterly report for the quarter ended June 30, 1998.

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PART IV.  Other Information

(1) Name and telephone number of person in contact in regard to this notification:


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        David J. Heymann           516                  681-3636
       (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        YES  [X]      NO [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        YES [ ]       NO [X]

        Winthrop California Investors Limited Partnership
        (Name of registrant as specified in charter)

        has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 17, 1998         By:  Winthrop Financial Associates,
                                        A Limited Partnership

                                             Managing General Partner

                                             By: /s/ Michael L. Ashner
                                                     Michael L. Ashner
                                                       Chief Executive Officer